

May 24, 2013

Via Email
Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany

> **Re:** **Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2012**
> **Filed November 28, 2012**
> **File No. 001-15174**

Dear Mr. Kaeser:

We have reviewed your letter dated May 17, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2012

Item 5. Operating and Financial Review and Prospects

Fiscal 2012 – Financial Summary, page 57

1.   We note the many references to your credit risk reassessment for Iran throughout the filing and the significant impact on your results in fiscal 2012. For example, we note the €327 million (pre-tax) charge was one of the largest contributors to the decrease in Energy Sector profits in fiscal year 2012, while the total charge of €347 million (pre-tax) was approximately 5% of your fiscal year 2012 consolidated income from continuing operations before taxes. Given the significance of the impact of the credit reassessment, when discussing the item in your future filings, please revise your discussions to address the following:

- Please provide a clear summary of the actions you undertook as part of that credit reassessment, similar to the summary provided in your response to comment 1 in your March 28, 2013 response letter.
- Clearly describe the impact of the components of the charge and identify the income statement line items and segments impacted. We note the tabular information provided in your responses to bullet 2 of comment 1 in your March 28, 2013 response letter and comments 1 and 2 in your March 1, 2013 response letter.
- In particular, clearly disclose that the majority of the charge related to the reversal of revenues of €389 million and summarize the reasons why you reversed revenues.
- To enhance an investor's understanding of the charges, remove references to the impact on "earnings", "earnings impact", "profit impact", etc. and instead revise the discussions throughout the filing to disclose the impact on a particular line item or performance measure – e.g., Energy Sector Profit, segment revenues, consolidated revenues, consolidated income from continuing operations before taxes, and income from continuing operations.
- Clarify what you mean by "project accounting" and "project accounting principles" as used throughout the filing, or revise the discussions to indicate that you are referring to your use of the percentage-of-completion method for construction contracts as well as rendering of services, consistent with paragraph 1 of your response to the comments in your March 1, 2013 response letter.

Critical Accounting Estimates, Revenue Recognition on Construction Contracts, page 112

2. Consistent with your response to prior comment 1 in your March 28, 2013 response letter, please revise your disclosure in future filings to discuss the accounting estimates related to your re-assessment of the Iran contracts, similar to the fourth and fifth paragraphs of your response wherein you described the categorization of these contracts into three groups and explain the accounting for each.

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-12

3. In future filings, please revise your revenue recognition policy for construction contracts - "Sales from construction contracts" - to include a more robust discussion of your accounting for contract terminations. Include the pertinent information provided in your response to bullet 1 of prior comment 1 in your letter dated May 17, 2013, including that contract terminations are accounted for similar to contract variations as an increase or decrease in contract revenue as both change the scope of a contract and the accounting literature on which you are relying.

Mr. Joe Kaeser
Siemens Aktiengesellschaft
May 24, 2013
Page 3

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant